As Filed:  July 22, 1996                              SEC File No.
                                                                  ------------



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           Registration Statement on
                                    Form S-3
                        Under the Securities Act of 1933

                FRONTIER OIL EXPLORATION COMPANY
     (Exact name of registrant as specified in its charter)

     Nevada                   1070                         87-0504461
(State or other     (Primary Standard Industrial       (I.R.S. Employer
jurisdiction of     Classification Code Number)        Identification No.)
incorporation or
organization)

  3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106 (801) 486-5555 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David N. Pierce, President, 3006 Highland Drive, Suite 206, Salt Lake City, Utah
                             84106  (801) 486-5555
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              James R. Kruse, Esq.
                         KRUSE, LANDA & MAYCOCK, L.L.C.
                          Eighth Floor, Bank One Tower
                                50 West Broadway
                          Salt Lake City, Utah  84101
                           Telephone:  (801) 531-7090
                           Telecopy:  (801) 359-3954

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   /  /
        --

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.   /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   /  /
                                                           --  ----------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement
for the same offering.   /  /
                          --  ----------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.   /  /
                            --

                   CALCULATION OF REGISTRATION FEE
=============================================================================================

                                Amount     Proposed Maxi-      Proposed Maxi-   Amount
Title of Each Class of          to be       mum Offering       mum Aggregate    of Regis-
Securities Being Registered   Registered   Price Per Unit(1)   Offering Price   tration fee(3)
- ----------------------------------------------------------------------------------------------

Common Stock(2)              1,289,025        $8.25          $10,634,456         $3,667

- ----------------------------------------------------------------------------------------------

[FN]
(1) Bona fide estimate of maximum offering price solely for the purpose of calculating the registration fee. The offering price for the common stock being sold by selling stockholders is based on the average of the closing sales price for the Registrant's Common Stock on the Nasdaq SmallCap Market of $8.25 as of July 17, 1996 (rule 457(c)).
(2) Consists of shares held by selling stockholders and shares to be held following the conversion of preferred stock of the Registrant and on exercise of common stock purchase warrants and options. Pursuant to rule 416, there are also being registered such additional securities as may become issuable as a result of the antidilution provisions of the preferred stock, warrants, and options.
(3) The Registrant has previously paid a registration fee in the amount of $2,781 respecting the offer and sale by selling stockholders of 2,304,092 shares of Common Stock registered on registration statement no. 33-88354-D.

Pursuant to rule 429, the prospectus contained in this registration statement also relates to the offer and sale by selling stockholders of 2,304,092 shares of Common Stock registered in registration statement number 33-88354-D and remaining unsold as of the date hereof.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                             Page 1 of       pages.
                                       -----
            Exhibit index appears on consecutive page number      .
                                                             -----

                        FRONTIER OIL EXPLORATION COMPANY
                             Cross-Reference Sheet

     Cross-reference between items of part I of Form S-3 and the prospectus filed by Frontier Oil Exploration Company as part of the Registration Statement.

REGISTRATION STATEMENT ITEM NUMBER AND HEADING              PROSPECTUS CAPTION

1.      Forepart of the Registration Statement and          Front Cover
        utside Front Cover Page of Prospectus
2.      Inside Front and Outside Back Cover Pages of        Inside Front Cover and
        Prospectus                                          Outside Back Cover
3.      Summary Information, Risk Factors and Ratio of      PROSPECTUS SUMMARY and
        Earnings to Fixed Charges                           RISK FACTORS
4.      Use of Proceeds                                     USE OF PROCEEDS
5.      Determination of Offering Price                     PLAN OF DISTRIBUTION
6.      Dilution                                            DILUTION
7.      Selling Security Holders                            SELLING STOCKHOLDERS
8.      Plan of Distribution                                PLAN OF DISTRIBUTION
9.      Description of Securities                           DESCRIPTION OF
                                                            SECURITIES
10.     Interest of Named Experts and Counsel               EXPERTS and LEGAL
                                                            ATTERS
11.     Material Changes                                    n/a
12.     Incorporation of Certain Information by             Inside Front Cover
        Reference
13.     Disclosure of Commission Position on                DESCRIPTION OF
        Indemnification for Securities Act Liabilities      SECURITIES


       SUBJECT TO COMPLETION--PRELIMINARY PROSPECTUS DATED JULY 22, 1996

                                3,593,117 Shares
                                   FX ENERGY
                       (Frontier Oil Exploration Company)
                                  Common Stock

     All 3,593,117 shares of common stock, par value $0.001 per share (the "Common Stock"), of FX Energy (the operating name of Frontier Oil Exploration Company) (the "Company"), are being offered by certain selling stockholders (the "Selling Stockholders"). See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" below.

     The Selling Stockholders will offer their Common Stock through or to securities brokers or dealers designated by them in the over-the-counter market, in other transactions negotiated by the Selling Stockholders, or pursuant to Rule 144 or another exemption from registration. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders and any broker, dealer, or agent that participates with the Selling Stockholders in the sale of the Common Stock offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions under the Securities Act. See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION" below.

     The Company's Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "FXEN." On July 17, 1996, 1996, the last reported price for the Company's Common Stock on the Nasdaq SmallCap Market was $8.25 per share. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "FXEN", subject only to notice of issuance. See "CERTAIN RECENT EVENTS."
         THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" on page 6

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY, NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                             Price to       Offering          Proceeds to
                            Public(1)    Commissions(2)   Selling Stockholders

By Selling Stockholders
  Per Share                  $8.25           --                $8.25
  Total                      $29,643,215     --                $29,643,215

[FN]
(1) The price per share for the securities offered by the Selling Stockholders is estimated at the last reported price for the Common Stock at $8.25 on July 17, 1996, 1996. The Common Stock may be offered at the current market price, which may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale.
(2) The securities to be sold by Selling Stockholders may be sold by them through or to securities brokers or dealers, which sales may involve the payment of commissions by the Selling Stockholders. There is no agreement between the Company and any broker or dealer with respect to such sales.

             The date of this Prospectus is                , 1996.
                                            ---------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. In connection with this offering, the Company estimates that it will incur costs of approximately $35,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholders will be determined by negotiations between them and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealers' commission or mark up schedule, the size of the transaction, and other factors. See "PLAN OF DISTRIBUTION" below.

     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such material can be inspected and copied at the public reference facilities of the Commission in Washington, D.C., and certain regional offices. Copies can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at the prescribed rates. See "ADDITIONAL INFORMATION" below.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's following reports are hereby incorporated by reference into this Prospectus:

     . Annual report on Form 10-KSB for the fiscal year ended December 31, 1995
       ("1995 Form 10-KSB");

     . Quarterly report on Form 10-QSB for the fiscal quarter ended March 31,
       1996; and
     . Current reports on Form 8-K dated May 3 and May 21, 1996.
     . Proxy Statement related to the 1996 annual meeting of the Company's stockholders.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to termination of the offering shall be deemed to be incorporated by reference into this
Prospectus.   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Stockholder Relations, FX Energy, at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, telephone number (801) 486-5555.


                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto appearing elsewhere in this prospectus or incorporated herein by reference.

     Unless otherwise indicated, all information herein relating to oil and gas reserves has been calculated in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC").

The Company

     The Company is engaged in the exploration, development, and production of oil and gas properties in the western United States and Poland. The Company currently produces oil from fields in Montana and Nevada and explores for oil and gas primarily in Poland. In August 1995, the Company was one of the first independent energy companies to secure oil and gas exploration rights in Poland (the "Baltic Concession"). The Baltic Concession covers approximately 2.4 million acres in northern Poland and is part of a geological region (the "Baltic Platform") which reportedly has produced in excess of 150 million barrels of oil ("MMBbl") from four fields located approximately 50 miles to the northeast in the Kaliningrad district of Russia. In May 1996, the Company entered into a joint study agreement with the Polish Oil and Gas Company ("POGC") to reprocess and reinterpret geological and geophysical data collected from a 6.25 million acre area in the Carpathian region of southeastern Poland (the "Carpatian JSA"). Management believes that the Company's principal strengths are its existing prospects in Poland, its access to previously collected geological and geophysical data, its established network of strategic alliances and its inventory of domestic properties.

     The Company has identified several potential drilling prospects in the Baltic Concession through the reprocessing and reevaluation of previously collected seismic and drilling data. The Company intends to explore and, if warranted, develop these prospects with RWE-DEA AG ("RWE-DEA"), a subsidiary of RWE AG, Germany's fifth largest industrial company. The Company and RWE-DEA recently initiated a 300 kilometer seismic survey on selected portions of the Baltic Concession. The results of this survey will assist in the selection of the site of an exploratory well scheduled to be drilled in late 1996. In the Carpathian JSA, the Company and POGC are conducting a technical evaluation of a target area and, if warranted, will apply for an exploration concession. The Company has budgeted approximately $10.8 million for exploration and development activities in Poland through 1997 and, as noted below, proposes a public offering of Common Stock to fund such budget.

     The Company currently produces oil exclusively in the United States. At December 31, 1995, the Company had estimated proved reserves of 5.3 MMBbl with estimated future net revenues, discounted at 10% and calculated without regard to future tax expenses ("PV-10 Value"), of approximately $23.8 million. Approximately 78% of the Company's production and 96% of its reserves are concentrated in northern Montana's Cut Bank field. To enhance production in this field, the Company intends to expand its current infill drilling program which was initiated in late 1994. The Company has budgeted approximately $6.1 million for this program, subject to obtaining required additional financing. The Company is also evaluating several exploration prospects in the western United States and has identified a prospect in Nevada on which it intends to drill an exploratory well in late 1996 in partnership with several independent energy companies. The Company has budgeted approximately $7.6 million for exploration and development activities in the United States through 1997, subject to obtaining required additional financing.

Proposed Common Stock Offering

     On June 10, 1996, the Company filed with the SEC a registration statement on Form S-1 relating to the offer and sale of 3 million shares of Common Stock at a price to be determined between the Company and the representatives of the underwriters. The net offering proceeds will be used to repay bank debt and to fund the Company's capital expenditure program, which includes exploration and potential development in the onshore Baltic Platform and Carpathian regions of Poland and development and exploration in the western United States.

     The managing underwriters of the offering are Oppenheimer & Co., Inc., and Hanifen, Imhoff Inc.

     A registration statement relating to the above securities has been filed with the Commission, but has not yet become effective. These securities may not be sold, nor any offers to buy be accepted, prior to the time the registration statement becomes effective. In addition, no sale of the securities may be made in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. See "Certain Recent Events."

Business Strategy

     The Company explores and develops oil and gas prospects potentially containing recoverable reserves in excess of 25 MMBOE for international properties and 10 MMBOE for domestic properties. This strategy includes the following key elements:

 . Focus on Poland.  The Company believes that the Baltic Concession and the
  Carpathian JSA provide it with a foundation upon which to build a significant exploration and development operation in Poland. The Company believes this foundation will allow it to capitalize on Poland's attractive combination of significant reserve potential, underexplored acreage and favorable operating environment. Beginning in 1989, Poland initiated a number of market-based reforms which have resulted in the country's economy becoming one of the fastest growing in Europe. Important elements of this transition have included the introduction of both a broad-based privatization program and an internationally competitive tax and royalty structure. Partially as a result of these initiatives, Poland attracted approximately $6.8 billion in direct foreign investment between 1989 and 1995. Several international oil companies, including Texaco, Inc., Tenneco Co., Exxon Corp., Shell Oil Co. and British Gas PLC, have either secured, or obtained the exclusive right to negotiate for, exploration rights.

 . Access existing geological and geophysical data. The Company focuses on areas where it can reevaluate previously collected geological and geophysical data. Between 1950 and 1993, state-sponsored agencies in Poland gathered hundreds of line miles of seismic data and drilled 15 test wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. While a majority of these wells indicated the presence of hydrocarbons in that formation, none was completed for production due, in management's opinion, to the outdated equipment and poor techniques used to locate, drill and test the wells. The Company, with the assistance of consultants that included Halliburton Energy Services, Ryder Scott Company and Western Atlas, Inc., reevaluated seismic and well data generated by earlier exploration efforts in the Baltic Concession. As a result of this effort, the Company believes that it has identified potential oil reservoirs in two structures that had previously been drilled and over a dozen undrilled structures.

 . Capitalize on strategic alliances. The Company seeks to form strategic alliances to reduce its financial exposure and to gain additional technical and operational expertise. This strategy is exemplified by the Company's alliances with RWE-DEA covering the Baltic Concession and with POGC in the Carpathian JSA. RWE-DEA, formerly Deutsche Texaco AG, is an established producer, refiner and marketer of oil and gas in Europe and currently produces oil in the Baltic Sea off Germany's northern coast. Pursuant to an agreement with the Company, which is subject to consent by the Polish government, RWE-DEA will earn a 50% interest in the Baltic Concession by paying the Company $250,000, by providing up to $2.0 million for an ongoing seismic survey and a planned exploratory well, and by funding 50% of the cost of a second exploratory well. The Company will operate all wells it drills jointly with RWE-DEA. In the Carpathian JSA, the Company is evaluating existing geological and geophysical data contributed by POGC in order to determine the hydrocarbon potential of a target area. The Company and POGC may apply for exploration rights covering such target area upon the completion of this analysis.

 . Exploit domestic reserve base and prospects. The Company believes that its existing domestic properties have significant development and exploration potential. The Company recently completed an infill drilling program on a 1,000 acre tract of the Cut Bank field which, based on preliminary results, the Company believes will increase production over the next two to three years. The Company plans to expand this program to approximately 4,000 additional acres in the Cut Bank field beginning in late 1996. The Company also has an ongoing program of prospect generation and exploration in the western United States.

     The Company's executive offices are located at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, telephone number (801) 486-5555. The Company's Montana field office is located at the corner of Central and Main, Oilmont, Montana 59466, telephone number (406) 337-2050. The registered address of Frontier Poland Exploration and Producing Company Sp. z o.o ("FX Poland"), a Polish subsidiary of the Company, is Wal Miedzesynski 646, 03-994 Warszawa, Poland.

     The Company intends to submit to its stockholders at its 1996 annual meeting a proposal to change its name to FX Energy, Inc.

The Offering
Securities offered by Selling Stockholders        3,593,117 shares of Common Stock(1)

Common Stock outstanding before offering          8,704,596 shares(2)

Common Stock outstanding after offering           9,306,624 shares

Common Stock reserved for issuance                2,500,000 shares(3)

Fully diluted Common Stock                        11,806,624 shares

Nasdaq Symbol                                     FXEN

[FN]
(1) Includes 2,991,089 shares of Common Stock currently issued and outstanding, 559,528 shares issuable on the exercise of options and common stock purchase warrants, 17,500 shares issuable on the conversion of Company Preferred
  Stock, and up to 25,000 shares that may be issued to a Selling Stockholder in consideration of services.
(2)  Includes 244,111 shares issued subsequent to March 31, 1996.
(3) In addition to the 559,528 shares of Common Stock issuable on the exercise of options and warrants held by Selling Stockholders, 17,500 shares of Common Stock issuable on the conversion of Company Preferred Stock and up to 25,000 shares of Common Stock that may be issued to a Selling Stockholder in consideration of services reflected above, an additional 1,475,000 shares of Common Stock are reserved for issuance on the exercise of outstanding options at exercise prices ranging from $1.50 to $3.00 with a weighted average exercise price of $2.42 per share, 825,000 shares are reserved for issuance on the exercise of options previously granted but not yet exercisable at $3.00 per share and 200,000 shares are reserved for issuance on the satisfaction of certain contractual conditions relating to oil production levels from the Company's producing properties in Montana and Nevada. The foregoing does not give effect to the possible sale of 3,000,000 shares in the Company's proposed public offering, 450,000 shares that may be sold on exercise of the underwriters' over-allotment option, or 150,000 shares issuable on the exercise of warrants to be granted to the representatives of the underwriters.

No Net Proceeds

     The Company will receive no proceeds from the sale of Common Stock by the Selling Stockholders, but will incur costs of approximately $35,000 in connection with such offering.


                                  RISK FACTORS

     The purchase of Common Stock involves a high degree of risk. Prospective investors should consider, in addition to the negative implications of all other information and financial data set forth herein, the following factors before making an investment in the Common Stock. Certain portions of this Prospectus and the materials incorporated herein by reference contain forward-looking information concerning the Company, its plans and other future events. These statements should be read in conjunction with the risks and uncertainties set forth below, which could cause actual results to differ materially from such forward-looking statements.

Factors Relating to the Company

History of Operating Losses

     From its inception in January 1989 through March 31, 1996, the Company incurred cumulative losses of $4.8 million and, because of its continued exploration activities, expects that it will continue to incur losses and that its accumulated deficit will increase. The Company reported losses of $992,000 and $2.5 million for the years ended December 31, 1994 and 1995, respectively, and a loss of $583,000 for the quarter ended March 31, 1996. The Company anticipates that it will incur losses through 1996 and possibly beyond, depending on whether exploration of the Baltic Concession results in the commencement of production in quantities sufficient to cover related operating expenses and whether the infill drilling program in the Cut Bank field results in significant and sustained increased production. See "ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the 1995 Form 10-KSB.

Need for Additional Funding

     The Company has sufficient capital to satisfy its operating requirements through 1996, but will require substantial amounts of additional capital in order to fund planned expenditures for its exploration program in Poland, its infill development drilling program in Montana, and its other exploration activities in the western United States. The Company has budgeted approximately $18.4 million in capital expenditures through 1997, including approximately $8 million for exploration and potential development activities related to the Baltic Concession, approximately $2.8 for the review and evaluation of available geological and geophysical data and the potential initiation of exploratory activities in the Carpathian region of Poland, approximately $6.1 million for infill development drilling in the Cut Bank field of Montana, and approximately $1.5 million for exploration activities in the western United States. The Company proposes to undertake a public offering of 3 million shares of Common Stock to obtain funding for this capital expenditure budget. See "Certain Recent Events." There can be no assurance that the Company will be successful in obtaining any required additional financing. If the proposed public offering of Common Stock is not completed, the Company would be dependent upon obtaining funds from alternative sources for its planned capital expenditures, and there can be no assurance that such funds will be available or, if available, that they can be obtained on terms favorable to the Company. Under the Company's arrangement with RWE-DEA, RWE-DEA has agreed to provide up to $1 million for the seismic survey currently underway in the Baltic Concession and up to $1 million for the drilling of an exploratory well planned during 1996. The Company is obligated to provide its 50% share of completion costs for the initial exploratory well, if warranted, as well as any subsequent exploration or development activities on the Baltic Concession, and the failure to provide any further funding may result in the dilution of the Company's interest in specific wells. If the Company were unable to fund its proposed study of the Carpathian region in southeastern Poland, it may lose the opportunity to generate prospects for future exploration in that area. The inability of the Company to continue its infill development drilling program in Montana would correspondingly delay the receipt of any potential increase in production revenues or the expansion of reserves. Similarly, shortages of capital would also correspondingly delay the Company's ongoing exploration program in the western United States.

Dependence on Activities in Poland

     The Company's success will depend to a high degree on its activities in Poland. This dependence is likely to be reflected in both the short-term performance of the Common Stock and the Company's long-term financial results. The Company currently intends to drill one exploratory well in Poland in late 1996 and to continue exploratory drilling in 1997, subject to available funds. The market price of the Common Stock may experience significant fluctuations based on the outcome of individual wells and the Company's other exploration efforts in Poland. These fluctuations may be exacerbated by the fact that the Common Stock, in management's opinion, currently trades to a significant degree on the potential of the Company's current and planned activities in Poland. See "Development Risks" and "Exploration Risks" below. The success of the Company's efforts in Poland will depend, in addition to the risks normally associated with the exploration for oil, on its ability to maintain its relationships with its exploration partners and the Polish government and a number of other risks associated with conducting operations in a foreign country. See "Risk Factors-Factors Relating to Activities in Poland" below. If the Company's activities in Poland are unsuccessful, the price of the Common Stock would likely suffer a material decline, and investors would face the possible loss of a substantial portion of their investment. Because of the preliminary stage of the Company's activities in Poland, no assurance can be given that such activities will be successful. See "ITEM 1. BUSINESS: Poland-Onshore Baltic Concession" in the 1995 Form 10-KSB.

Volatility of Common Stock

     The market price for the Common Stock has been volatile in the past and could fluctuate significantly in response to the results of specific exploration drilling tests, variations in quarterly operating results and changes in recommendations by securities analysts. Further, the trading volume of the Common Stock is relatively small, and the market for the Common Stock may not be able to efficiently accommodate significant trades on any given day. Consequently, sizable sales or purchases of the Common Stock have in the past, and may in the future, cause volatility in the market price of the Common Stock to a greater extent than in other more actively traded securities. Until more trading volume develops, larger transactions may not be able to be closed at the then current market price for the Common Stock. In addition, the securities markets regularly experience significant price and volume fluctuations that are often unrelated or disproportionate to the results of operations of particular
companies.   These broad fluctuations may adversely affect the market price of the Common Stock. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1995 Form 10-KSB.

Dependence on RWE-DEA Strategic Alliance

     The Company has budgeted $8.0 million for exploration and potential development of the Baltic Concession through 1997 based, to a significant degree, on the participation of RWE-DEA. If RWE-DEA elects not to participate in the Baltic Concession for any reason, the Company could, at the discretion of management, either seek a replacement partner or proceed as planned with a substantially increased budget, subject to available funds. Although the Company believes it would be able to locate an alternative strategic partner, there can be no assurance that the Company would be successful in obtaining the participation of another partner, that the terms of any such arrangement would be favorable to the Company or that such efforts would not delay the Company's exploration and development of the Baltic Concession.

Dependence on Polish Government Consent to RWE-DEA Assignment

     Under the terms of its agreement with RWE-DEA, the Company is required to assign to RWE-DEA 50% of its beneficial interest in its exploration and exploitation agreement covering the Baltic Concession. RWE-DEA and the Company are applying for approval of such assignment from the appropriate government authorities. Although the Company believes, based on informal discussions among representatives of the Company, RWE-DEA and the Polish government, that such consent will be granted, there is no assurance that such consent will actually be obtained. If the government does not consent to such assignment and if the Company is not able to negotiate some other arrangement with RWE-DEA, the Company will be required to reimburse RWE-DEA for all of its Baltic Concession expenditures.

Dependence on Government Approval

     Should the Company's exploration efforts discover hydrocarbons in the Baltic Concession, the Company will be required to engage in negotiations with national and local government officials of Poland regarding certain of the terms and conditions of the required exploitation licenses. These negotiations would include the determination of a development/exploitation fee within the range of 0.001% to 0.05% of the market value of the economically recoverable reserves estimated to be in place, payable in five equal annual installments. In addition, the granting of an exploitation license requires the consent of the local governments having jurisdiction over the production area. Although the Company has the exclusive right to receive an exploitation license in the Baltic Concession and the local governments will receive 60% of royalties paid, the Company could be subject to significant delays in obtaining the consents of local authorities or satisfying other governmental requirements prior to obtaining an exploitation license. Finally, the granting of an exploitation license would require the Company to comply with certain environmental regulations and may require the preparation of an environmental impact statement. See "ITEM 1. BUSINESS" in the 1995 Form 10-KSB.

Exploration Risks

     The Company's oil and gas exploration activities involve significant risks. There can be no assurance that the use of technical expertise as applied to geophysical or geological data will ensure that any well will encounter hydrocarbons. Further, there is no way to know in advance of drilling and testing whether any prospect encountering hydrocarbons will yield oil or gas in sufficient quantities to be economically viable. Several test wells are typically required to explore each prospect or exploration area. The Company may continue to incur exploration costs in specific areas, including the Baltic Concession and the Carpathian region in Poland, even if initial test wells are plugged and abandoned or, if completed for production, do not result in production in commercial quantities. To date, the Company has participated in six exploratory test wells in the western United States, none of which has resulted in the establishment of commercial production or reserves. The Company has yet to drill a well in Poland; and all of the wells drilled previously by third parties in the Baltic Concession were all plugged and abandoned. Through 1997, the Company has allocated up to $10.8 million of its capital budget for its activities in Poland. There can be no assurance that the Company's efforts will be successful. Many of the Company's exploration decisions are based on scientific data gathered by third parties, some of which was gathered in the 1960s and 1970s. Although the Company has reprocessed such data, there can be no assurance that such data is as reliable as data gathered either using modern technology or under the Company's supervision. See "ITEM 1. BUSINESS" in the 1995 Form 10-KSB.

Possible Changes in Royalty Rate

     The Company's activities in Poland are subject to the risk of changes in the royalty rate to be paid on production. Poland's Council of Ministers sets a base royalty rate for the extraction of each mineral. The base royalty rate for oil is currently 6%, but could be increased unilaterally up to 10% (the current maximum base royalty rate) by the Council of Ministers. In addition, the Polish government can set the royalty rate for any particular oil and gas field in a range between 50% and 150% of the base royalty rate, depending on the economic viability of such field. See "ITEM 1. BUSINESS-Poland: Onshore Baltic Concession" in the 1995 Form 10-KSB.

No Assurance of Commercial Production from the Baltic Concession

     There has not been any commercial production of oil or gas from the Baltic Concession. Various agencies of the Polish government have drilled seven exploratory wells and eight stratigraphic wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. None of these wells has been completed for production. Notwithstanding the substantial data available regarding the Baltic Concession from these previous drilling efforts and other exploration programs, the Company believes that several exploration tests may be required to appraise the potential of any structure which the Company identifies. There can be no assurance that such tests will be successful. Although the Company has identified certain structures within the Baltic Concession that it believes contain oil reservoirs, there can be no assurance that oil is present in commercial quantities or that the first exploratory well, the location of which will be determined by RWE-DEA, will be drilled on one of these identified structures. Further, there can be no assurance that the porosity, permeability or other characteristics of any reservoir formation will support the production of oil in commercial quantities. Similarly, although the Company believes that it has identified a number of structures which have the potential to contain hydrocarbons, there can be no assurance that such structures actually contain hydrocarbons. See "ITEM 1. BUSINESS-Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

No Assurance of Commercial Production from the Carpatian JSA

     The exploration activity in the Carpatian JSA is in its initial stages and no assurance can be given that it will result in any commercial production. Although there is currently limited hydrocarbon production from certain shallow formations in the Carpatian JSA, there has never been any commercial production from the depths which the Company has the right to evaluate with POGC.

Dependence on Officers and Key Employees

     The Company is dependent upon Mr. David N. Pierce, President, Mr. Andrew W. Pierce, Operations Vice President, and other key personnel for its various activities. The loss of the services of any of these individuals may materially and adversely affect the Company. In addition, with respect to its activities in Poland, the Company is dependent on Mr. Jerzey B. Maciolek, an executive officer, and another employee, both Polish nationals, who have been instrumental in assisting the Company in establishing its operations in Poland, and the loss of the services of either person may materially and adversely affect the Company's activities in Poland. The Company has entered into employment agreements with Mr. David N. Pierce, Mr. Andrew W. Pierce, and Mr. Maciolek and intends to enter into an employment agreements with the other individual who was instrumental to the Company's activities in Poland. The Company does not maintain key man insurance on any of its employees, nor does it currently have directors' and officers' liability insurance. See "ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT-Executive Officers and Directors" in the 1995 Form 10-KSB.

Risks Associated with Growth

     The Company has had limited operations and, if its activities in Poland are successful, may experience rapid growth. The Company's ability to manage this growth will depend, in part, upon its ability to attract and retain quality management and technical personnel. No assurance can be given that the Company will be able to attract or retain such employees or otherwise manage any potential expansion of its business. The likelihood of the success of the Company must be considered in light of the expenses, difficulties, complications and delays frequently encountered in connection with the early stages of an oil and gas company. In particular, the Company's operations in Poland to date have focused primarily on the evaluation of prospects, and the Company has little or no experience in Poland regarding exploration, development production and marketing and has not yet drilled a well in Poland. Although the Company does have experience in these areas in the United States, there can be no assurance that such experience will assist in its activities in Poland.

Possible Future Need for Additional Capital

     If exploration of either the Baltic Concession or the Carpathian JSA is successful in proving substantial oil reserves, the Company may require significant amounts of additional capital for a development program, oil storage and handling facilities, oil transportation assets, or other assets required to support production. Under its agreements with RWE-DEA, either RWE-DEA or the Company can propose up to 2 exploratory and 4 development wells annually. If RWE-DEA were to propose the maximum number of wells in a year in which the Company were unable to provide its 50% share of costs, estimated at $6 million to $4.5 million, the Company would effectively lose its interest in such wells drilled by RWE-DEA at its own risk and cost. In addition, the Company might require additional capital to accelerate the infill drilling program in the balance of its Cut Bank field property. The Company will also require substantial amounts of additional capital to continue its planned geological and geophysical studies, land acquisition, well drilling, and other exploration and development activities. The Company expects that it will continue to require cash from outside sources to fund its capital expenditure program through 1996 and beyond, unless its exploration program results in the discovery and production of commercial quantities of oil or unless production increases substantially from its currently producing properties, of which there can be no assurance. The Company has no arrangement for any such additional financing, but might seek funds from project financing, strategic alliances or other sources, all of which may dilute the interest of the Company in the specific project financed. In addition to the Company's currently proposed Common Stock offering, the Company might seek funds through the sale of additional debt or equity securities, all of which could significantly dilute the ownership of the Company's existing shareholders. There can be no assurance that additional funds could be obtained or, if obtained, would be obtained on terms favorable to the Company. See "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the 1995 Form 10-KSB.

Risk of Impairment of Recorded Value of Unproved Properties

     The Company capitalizes costs related to unproved oil and gas properties and recognizes expenses for costs to drill exploratory wells that do not result in proved reserves at the time the well is plugged or abandoned. The Company reviews its unproved properties periodically to assess whether an impairment allowance should be recorded. At March 31, 1996, the Company had capitalized costs related to the acquisition of unproved oil and gas properties in the amount of $1.7 million, $1.3 million of which related to the Company's Lake Valley, Nevada, exploration prospect. Should future events such as the drilling of dry holes evidence that an impairment of recorded value has taken place, the adverse impact on the Company's results of operations for the relevant period
could be significant.   As a result of the foregoing, the results of operations
of the Company for any particular period may not be indicative of the results that could be expected over longer periods. See "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the 1995 Form 10-KSB.

Risks of Adverse Weather

     A significant portion of the Company's exploration and development activities are subject to periodic interruptions due to weather conditions that may be quite severe in the areas where such activities are conducted. Heavy precipitation may make travel to exploration sites or drilling locations difficult or impossible. Extremely cold temperatures may delay or interrupt
drilling, well servicing and production.   The foregoing may reduce production
volumes or increase production costs.

Effect of Oil Price Fluctuations on Borrowing Limit

     The Company's revenues and profitability are substantially dependent upon prevailing prices for oil. Many of the Company's producing oil wells produce at relatively low volumes as compared to operating costs so that relatively minor declines in oil prices can have a dramatic adverse impact on the amount of the Company's economic reserves. See "Volatility of Commodity Prices and Markets" below. The Company's bank indebtedness is reviewed semi-annually, and the permitted borrowing limit is based on the lender's evaluation of the net of the Company's reserves. If such estaimted net present value of the future revenues from the Company's oil reserves were to decline below the outstanding principal of the Company's bank loan, the borrowing limit could be reduced and the Company would be required to pay the principal of the loan down to an amount no greater than such borrowing limit unless payment is waived by the lending bank. A decline in such value may require payment of all or a portion of the loan. See "ITEM 2. PROPERTIES-Producing Properties" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS-Liquidity and Capital Resources" in the 1995 Form 10-KSB.

Caution Respecting Forward-Looking Information

     This Prospectus contains certain forward-looking information, including discussions of the uncertainties of certain terms to be determined in the future relating to the Baltic Concession and the Carpathian JSA; uncertainties regarding future political, economic, regulatory, fiscal, taxation and other policies in Poland; the future results of various exploration and development activities; future events that may result in the need for additional capital; future drilling and other exploration schedules and sequences for various wells and other activities; the future ability of the Company to attract drilling participants to share the costs of exploration and development; and similar matters. Such information is based on present circumstances and on the Company's predictions respecting events that have not occurred, which may not occur or which may occur with different consequences from those now assumed or anticipated. No assurance can be given that actual events may not be different thatn the assumptions on which such forward-looking information is based. See "ITEM 2. PROPERTIES" in the 1995 Form 10-KSB.


Factors Relating to the Oil and Gas Industry

Uncertainty of Reserve Estimates and Future Net Revenues

     There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the 1995 Form 10-KSB and incorporated into this Prospectus are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices and other factors. See "ITEM 2. PROPERTIES-Producing Properties" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS-Liquidity and Capital Resources" in the 1995 Form 10-KSB.

Development Risks

     The Company's infill drilling program in the Cut Bank field in Montana is based on the engineering model used in a similar program conducted on a portion of the Company's property by a previous owner. There can be no assurance that the results of the Company's development program will achieve the results of the engineering model on which it is based, significantly increase production or
reserves or result in a financial return to the Company.   Whether or not the
development program is successful, no assurance can be given that the Company will be able to discover, develop or purchase properties to replace its current reserve base. See "ITEM 1. BUSINESS-Western United States" in the 1995 Form 10-KSB.

Volatility of Commodity Prices and Markets

     Oil prices have increased materially during 1996, but there can be no assurance that such prices will continue. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil or gas as a source of energy as compared with coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation, and sale of oil; and other factors, all of which are beyond the control or influence of the Company. In addition to its direct impact on the prices at which oil or gas may be sold, adverse changes in the market or regulatory environment would likely have an adverse effect on the Company's ability to obtain funding from lending institutions, industry participants, the sale of additional securities, and other sources.

Operating Hazards and Uninsured Hazards

     Oil and gas drilling involves hazards such as fire, explosions, blow-outs, pipe failures, casing collapses, unusual or unexpected formations and pressures and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, any one of which may result in environmental damage, personal injury and other harm that could result in substantial liabilities to third parties and losses to the Company. The Company maintains insurance against certain risks which it believes are customarily insured against in the oil and gas industry by companies of comparable size and scope of operations. The insurance that the Company maintains does not cover all of the risks involved in oil exploration, drilling and production and if coverage does exist, it may not be sufficient to pay the full amount of any such liabilities. For example, the Company does not maintain insurance against risks related to violations of environmental laws. The Company may not be insured against all losses or liabilities which may arise from all hazards because such insurance is unavailable at economic rates, because of limitations in the Company's insurance policies or because of other factors. Any uninsured loss could have a material and adverse effect on the Company. See "ITEM 1. BUSINESS-Operational Hazards and Insurance" in the 1995 Form 10-KSB.

Intense Competition in Oil and Gas Industry

     The oil and gas industry is highly competitive. Most of the Company's current and potential competitors have greater financial resources and a greater number of experienced and trained managerial and technical personnel than the Company. There can be no assurance that the Company will be able to compete effectively with such firms.

United States Governmental Regulation, Taxation and Price Control

     Oil and gas production and exploration are subject to comprehensive federal, state and local laws and regulations controlling the exploration for and production and sale of oil and gas and the possible effects of such activities on the environment. Present, as well as future, legislation and regulations could cause additional expenditures, restrictions and delays in the Company's business, the extent of which cannot be predicted and which may require the Company to limit substantially, delay or cease operations in some circumstances. From time to time, regulatory agencies have proposed or imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Because energy and taxation policies are subject to constant revisions, no prediction can be made as to the ultimate effect of such governmental policies and controls. See "ITEM 1. BUSINESS-Government Regulation" in the 1995 Form 10-KSB.

Factors Relating to Activities in Poland

Political Uncertainties

     The exploration, development and production of oil and gas in Poland will be subject to ongoing uncertainties and risks, including risks of political instability and changes in government, expropriation or nationalization of private enterprises, export and transportation tariffs, local and national tax requirements and other risks arising out of foreign government sovereignty over the exploration area. The terms of the agreements with governmental agencies are subject to administration by government officials and are, therefore, subject to changes in government personnel, the development of new administrative policies and practices and political changes in Poland. There can be no assurance that the laws, regulations and policies applicable to the Company will not change, that the laws and regulations will be applicable in any particular circumstance or that the Company will be able to enforce its rights in Poland. The Company anticipates that it will be required to demonstrate, to the satisfaction of the Polish authorities, the Company's compliance with the concession terms respecting exploration expenditures, results of exploration, environmental protection matters and other factors. Although the exploration and exploitation rights of the Company may be canceled by the Company at any time, the Company would likely not be able to recover previous payments made under the rights or any other costs incurred respecting the rights upon such cancellation. There can be no assurance that the Company will be able to take measures to provide adequate protection against any of the political uncertainties discussed above. See "ITEM 1. BUSINESS-Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

Currency Risks

     The Company will be subject to a variety of currency risks, including the risks that currencies will not be convertible at satisfactory rates, that the official conversion rates between United States and Polish currencies may not accurately reflect the relative value of goods and services available or required in Poland and that inflation will lead to the devaluation of the Polish Zloty.

Repatriation of Earnings

     The Company may be restricted as to the amount, manner or timing of the repatriation to the United States of earnings from activities in Poland. The Company has formed a wholly owned Polish subsidiary through which it will conduct its activities in Poland. Currently, there are no restrictions on the ability of a Polish entity to repay debt to a foreign parent corporation or to pay fair market compensation to a foreign parent corporation for legitimate services. However, Polish entities are limited in their ability to pay dividends. Dividends can be paid only once annually and are limited in amount to the extent of profits, as determined in compliance with Polish accounting and regulatory requirements and as verified by an audit satisfying Polish professional standards. In addition, the payment of dividends by the Polish subsidiary is subject to a 5% withholding tax. Although the Company is entitled to a credit against its United States tax obligations equal to the Polish withholding tax, the Company may not be able to use this credit unless the Company owes taxes in the United States. See "ITEM 1. BUSINESS-Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

Lack of Exploration and Development Infrastructure

     There can be no assurance that the Company will be able to conduct an effective and efficient exploration program in Poland. Further, the Company is subject to certain risks which could substantially increase the cost of exploration, development and production activities and reduce potential financial returns, including the limited availability of certain modern exploration, drilling and production equipment, supplies and services and the lack of availability or limited capacity of oil and gas gathering, storage, transportation and processing facilities.

Lack of Transportation and Marketing Arrangements

     The Company has no transportation, refining or marketing arrangements relating to future oil production in Poland. Instead, the Company is relying primarily on a continuous increase in international demand for oil products and the fact that Poland reportedly imports over 95% of its oil as the basis for its belief that an available market exists for any oil that may be discovered. Subject to obtaining appropriate approval, the Company is not precluded from exporting oil, but the Company presently has no such arrangements. There can be no assurance that the Company will be able to establish transportation, refining or marketing arrangements to sell any oil discovered and produced in Poland on terms favorable to the Company or that the Company will be able to make arrangements for the exportation of oil in the event such exportation is beneficial to the Company. See "ITEM 1. BUSINESS-Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

Poland's Governmental Regulation

     The Company's activities in Poland are subject to certain laws and regulations relating to the exploration for, and development, production, marketing, transportation and storage of, oil, including measures relating to
the protection of the environment.   The regulatory regime governing these
activities was recently promulgated and is relatively untested. Therefore, there is no enforcement history or established practice that can aid the Company in evaluating how the regulatory regime will affect the Company's operations. Although management believes that the regulatory infrastructure currently in place and now being further developed in Poland is generally consistent with the government's stated purpose of encouraging both foreign investment and the development of Poland's natural resources, there can be no assurance that such governmental policy will not change or that new laws and regulations, administrative practices or policies or interpretations of existing laws and regulations will not materially and adversely affect the Company's activities in Poland.

Poland's Environmental Regulations

     The Company's operations are subject to environmental laws and regulations in Poland. Poland's environmental laws and regulations may provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil exploration and development. Additionally, if significant quantities of gas are produced in conjunction with the Company's production of oil, regulations prohibiting the flaring of gas and the absence of a gas gathering and delivering system may restrict production or may require significant expenditures by the Company to develop such a system
prior to the production of oil.   Certain aspects of the Company's proposed
operations may require the submission and approval of environmental impact assessments to governmental authorities in Poland prior to commencing production.

     The Company has only recently initiated field activities in connection with its seismic program and has not incurred material environmental remediation costs to date. Management believes that the Company is currently in material compliance with all applicable laws and regulations. However, there can be no assurance of such compliance or that applicable regulations or administrative policies or practices will not be changed by the Polish government. The cost of compliance with current regulations or any changes in environmental regulations could require significant expenditures, and breaches of such regulations may result in the imposition of fines and penalties, any of which may be material. There can be no assurance that these environmental costs will not have a material adverse effect on the Company's financial condition or results of operations in the future.

Risks Relating to Offering

Shares Eligible for Future Sale

     Substantially all of the approximately 8.7 million shares of Common Stock currently issued and outstanding either (i) were sold in a registered offering,
(ii) have been held for in excess of two years and are eligible for resale under Rule 144, promulgated under the Securities Act, (iii) were registered for resale in registration statements declared effective March 30, 1995, or (iv) are registered for resale pursuant to this prospectus. Although the resale of 1.6 million of such shares is subject to contractual restrictions (including 1.1 million shares which are owned by officer and directors of the Company and are subject to volume and other restrictions under Rule 144), the possible resale of the remaining 7.1 million shares may have a depressive effect on the public trading market for the Common Stock. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1995 Form 10-KSB and "DESCRIPTION OF SECURITIES-Covenant to Register Common Stock" below.

Substantial and Immediate Dilution

     Persons purchasing Common Stock will suffer a substantial and immediate dilution below the purchase price to the net tangible book value of their shares. See "DILUTION" below.

Lack of Due Diligence Review

     No securities broker-dealer or other person has been engaged to perform any due diligence or similar review of this offering or the Company on behalf of the Selling Stockholders, persons who may purchase Common Stock in this offering, or any other person.

Control of the Company by Management

     The current executive officers and directors of the Company hold sole or shared voting and dispositive power over 1.1 million issued and outstanding shares of Company Common, which constitutes approximately 12.2% of the 9.3 million shares of Common Stock that would be outstanding if the 17,500 shares of Company Preferred Stock were converted into Common Stock, the 559,528 Options and Warrants held by Selling Stockholders were exercised, and 25,000 shares of Common Stock were issued by the Company to a Selling Stockholder in consideration of services. Giving effect only to the exercise of all options held by officers and directors, including options not yet completely vested, current executive officers and directors would own a total of 3.2 million shares, or approximately 28.0% of the 11.4 million shares that would be issued and outstanding if all of the Company Preferred Stock were converted to Common Stock, all of the Options and Warrants held by Selling Stockholders were exercised, and the Company issued 25,000 shares of Common Stock to a Selling Stockholder in consideration for services. As a result of such ownership, such persons are able to substantially influence the election of all of the directors of the Company and the outcome of other matters submitted to the stockholders for consideration. See "ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the 1995 Form 10-KSB and "DESCRIPTION OF SECURITIES" below.

Substantial Warrants and Options Outstanding

     The Company has issued and outstanding warrants and options to purchase an aggregate of up to 2.9 million shares of Common Stock at exercise prices ranging from $1.10 to $3.00 with a weighted average exercise price of $2.52 per share. In addition to the 559,528 shares of Common Stock issuable on the exercise of Warrants and Options held by Selling Stockholders, 2,050,000 shares of Common Stock are issuable on the exercise of options held by officers and directors of the Company at exercise prices ranging from $1.50 to $3.00 per share, including options to purchase 825,000 shares that are not fully vested. The existence of such warrants and options may prove to be a hindrance to future financing by the Company, and the exercise of such warrants and options may further dilute the interests of all other stockholders. The possible future resale of Common Stock issuable on the exercise of such warrants and options could adversely affect the prevailing market price of the Common Stock. Further, the holders of options and warrants may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "DESCRIPTION OF SECURITIES-Preferred Stock, Warrants, and Options Outstanding" below and "ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the 1995 Form 10-KSB.

Limited Contractual Restriction on Resale of Certain Shares of Common Stock

     Certain Selling Stockholders are subject to contractual restrictions on the sale of the Common Stock by them in this offering. Selling Stockholders that may sell up to 1,577,045 shares of Common Stock (a) may not sell such Common Stock in any public trading market for the Company's Common Stock between 15 days prior to and 120 days after the effective date of an underwritten public offering of the Company and (b) during the 12 weeks thereafter may sell an amount not to exceed 1% of the number of shares of Company Common Stock then issued and outstanding during any four week period. See "DESCRIPTION OF SECURITIES-Preferred Stock, Warrants, and Options Outstanding," and "PLAN OF DISTRIBUTION" below. Selling Stockholders holding an additional 516,004 shares of Common Stock are restricted from reselling such shares for the period from 30 days prior to the filing of a registration statement relating to an underwritten public offering for cash to 30 days after the abandonment of, or the last
closing in, the public offering, but not longer than 120 days.   There can be no
assurance that such contractual restrictions will reduce the potential adverse impact resulting from this offering on the trading market for the Company's Common Stock. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1995 Form 10-KSB.


                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of March 31, 1996, and as adjusted to give pro forma effect to the subsequent issuance of 244,111 shares of Common Stock and the receipt of proceeds therefrom and from a stock subscription receivable, but without giving any effect to any other changes to the Company after March 31, 1996.

                                                      As of March 31, 1996
                                                                Pro Forma As
                                                      Actual     Adjusted(1)
                                                         (In thousands)
Current portion of long-term debt                   $  180       $ 180
                                                    ------      --------

Long-term debt, net of current portion              $3,439       $3,439
                                                    ------      --------
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000
     shares authorized; 17,500 issued and               --          --
     outstanding
  Common Stock, $0.001 par value; 20,000,000
     shares authorized; 8,460,485 issued and
     outstanding; 8,704,596 shares issued and            8           9
     outstanding, respectively(1)
  Additional paid-in capital                        10,665       11,497
  Stock subscription receivable                        (90)         --
  Accumulated deficit                               (4,833)      (4,852)
                                                    ------      --------

  Total stockholders' equity                         5,750        6,654
                                                    ------      --------

Total capitalization                                $9,189      $10,093
                                                    ------      --------

[FN]
(1) Subsequent to March 31, 1996, the Company issued 156,111 shares of Common Stock for net proceeds of $680,000, issued 80,000 shares of Common Stock on the exercise of options for $120,000, received $90,000 on a stock subscription receivable and issued 8,000 shares for services. Does not include an aggregate of 3,102,028 shares issuable upon (i) the conversion of outstanding preferred stock, (ii) the exercise of outstanding options and warrants, (iii) the issuance of shares contingent upon attaining certain production levels in Montana and Nevada, and (iv) the issuance of up to 25,000 shares of Common Stock in consideration of services. Also does not give effect to the possible sale of 3,000,000 shares in the Company's proposed public offering, 450,000 shares that may be sold on exercise of the underwriters' over-allotment option, or 150,000 shares issuable on the exercise of warrants to be granted to the representatives of the underwriters.


                                NO NET PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. In connection with this offering, the Company estimates that it will incur costs of approximately $35,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them.


                                    DILUTION

     Purchasers of shares of Common Stock from Selling Stockholders will likely suffer substantial and immediate dilution in the adjusted net tangible book value per share of the Common Stock they purchase below the purchase price for such shares. As of March 31, 1996, as adjusted to give pro forma effect to the subsequent issuance of 244,111 shares of Common Stock and the receipt of proceeds therefrom and from collection of a stock subscription receivable, the Company had a pro forma net tangible book value of $6.6 million, with 8,704,596 shares of Common Stock issued and outstanding, or approximately $0.76 per share, after deducting a liquidation preference of $17,500 respecting the 17,500 shares of the Company's outstanding preferred stock, which represents dilution of $7.49 per share below $8.25, the last sales price for the Common Stock on July 17, 1996.


                             CERTAIN RECENT EVENTS

Proposed Common Stock Offering

     On June 10, 1995, the Company filed with the SEC a registration statement on Form S-1 relating the offer and sale of 3 million shares of Common Stock at a price to be determined between the Company and the representatives of the underwriters. The net offering proceeds will be used to repay bank debt and to fund the Company's capital expenditure program, which includes exploration and potential development in the onshore Baltic Platform and Carpathian regions of Poland and development and exploration in the western United States.

     The managing underwriters of the offering are Oppenheimer & Co., Inc., and Hanifen, Imhoff Inc.

     A registration statement relating to the securities has been filed with the Commission, but has not yet become effective. These securities may not be sold, nor any offers to buy be accepted, prior to the time the registration statement becomes effective. In addition, no sale of the securities may be made in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Current Activities

     The Company has developed a comprehensive exploration and development program for the Baltic Concession. In May 1996, the Company, in partnership with RWE-DEA, initiated a 300 kilometer seismic program which will build upon previously collected data and assist in the determination of a drillsite for an exploratory well from among three identified structures. The Company's ultimate intention is to drill exploratory wells on all three structures with a target depth of approximately 9,500 feet. If one or more of these three wells is found to have commercial production, the Company will prepare a long-term field development plan in conjunction with RWE-DEA, subject to obtaining required financing. The Company has budgeted $8.0 million for its share of exploration and development expenditures on the Baltic Concession through 1997. See "Financial Plan" below.

     Through the end of 1997, the Company intends to spend approximately $6.1 million on an expanded infill drilling development program on strategically selected areas in the remainder of the Company's Cut Bank field, subject to obtaining required funding. The Company has engaged Ryder Scott Company to conduct an in-depth engineering analysis of the Company's Cut Bank field properties, to review the recent infill drilling program and to assist in designing the expanded program. Although management believes the expanded development program will increase oil revenues and proved oil reserves, there can be no assurance that the Company will actually realize substantial increases in production and reserves or that any increases that are realized will be sufficient to recover development costs incurred or result in a financial return to the Company.

     The Company, as operator, intends to drill an exploratory well in the Cobb Creek prospect in late 1996 with a group of industry partners. The Company identified this prospect through the reprocessing of geological and geophysical data previously collected by other parties.

Financial Plan

     As of March 31, 1996, as adjusted to give effect to the subsequent receipt of $890,000 (including $90,000 received from a stock subscription receivable) from the sale of securities and the exercise of options, the Company had working capital of approximately $1.3 million. This working capital, together with the $250,000 received from RWE-DEA related to its participation in the exploration and potential development of the Baltic Concession, is expected to satisfy the Company's operating requirements during 1996.

     As of March 31, 1996, the Company had utilized approximately $600,000 of its own funds for expenditures associated with obtaining the Baltic Concession, obtaining and analyzing data provided by Polish sources and advancing the related exploration effort to its current stage. The Company is obligated under the Baltic Concession agreement to pay annual fees of approximately $58,000, one-time geological and geophysical expenditures of $250,000 and to begin drilling one well (at an estimated dry hole cost of approximately $1.0 million) during 1996.

     RWE-DEA, under a joint exploration arrangement, will provide up to $1.0 million for a seismic study now underway and up to $1.0 million in drilling and testing costs for the initial test well in the Baltic Concession. The Company has budgeted $18.4 million in capital expenditures through 1997, including (i) approximately $8.0 million for exploration and potential development activities related to the Baltic Concession, (ii) approximately $2.8 million for the review and evaluation of available geological and geophysical data and the potential initiation of exploratory activities in the Carpathian region, (iii) approximately $6.1 million for infill development drilling in the Cut Bank field in Montana and (iv) approximately $1.5 million for exploration activities in the western United States. The actual expenditures for the foregoing items will be dependent upon the actual results and costs of future exploration and development activities. The Company estimates that the capital available from the net proceeds from the offering of 3 million shares of Common Stock, the Company's existing credit facility and, to the extent available, from operations, will meet the Company's capital requirements through at least December 31, 1997.

     Even if the Company's proposed offering of 3 million shares of Common Stock is completed, prior to the end of 1997, however, the Company may need additional capital to accelerate planned exploration and development programs in both Poland and the United States. If exploration of the Baltic Platform or Carpathian region is successful in proving substantial oil reserves, the Company may require additional capital to fund a multi-well development program, install oil storage and handling facilities or purchase other assets or related investments required to support large-scale production. The Company has no arrangement for any such additional financing, but may seek required funds from the sale of additional securities, project financing, strategic alliances with other energy or financial partners or other arrangements, all of which may dilute the interest of existing shareholders in the Company or in the specific project financed. There can be no assurance that additional funds could be obtained or, if obtained, would be on terms favorable to the Company.


                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value; and 5,000,000 shares of preferred stock, $0.001 par value.

Preferred Stock

     Under the Company's Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of the Company and voting rights, if any. The Company has 17,500 shares of preferred stock, with an aggregate liquidation preference of $17,500, issued and outstanding as of March 31, 1996.

Common Stock

     As of the date of this Prospectus, the Company had 8,704,596 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders are able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any members to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

     Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends on the Common Stock in the foreseeable future.

     The Company has reserved for issuance an aggregate of 3,102,028 shares of Common Stock consisting of 17,500 shares issuable on the conversion of the same number of shares of preferred stock, 2,034,528 shares on the exercise of outstanding options and warrants at exercise prices ranging from $1.10 to $3.00 with a weighted average exercise price of $2.33 per share, 825,000 shares on the exercise of options previously granted but not yet exercisable at $3.00 per share, 200,000 shares issuable on the satisfaction of certain contractual conditions relating to oil production levels from the Company's producing properties in Montana and Nevada and up to 25,000 shares issuable in consideration of services.

Certain Article and Bylaw Provisions

     The Company's Articles of Incorporation divide the members of the Board of Directors into three classes of directors, with each class to be as nearly equal in number of directors as possible, serving staggered, three-year terms. See "Management" in the 1995 Form 10-KSB. The Company's Articles of Incorporation also provide that directors may be removed, with or without cause, by a two-thirds majority of the shareholders at a meeting called for that purpose and that any resulting vacancies can be filled by only a vote of a majority of the directors remaining in office.

     The Company's bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholder meeting only if written notice of such intent is provided to the Company at least 30 days prior to the meeting. Such notice of intent to nominate a person for election as a director is required to set forth the same kind of information respecting such nominee as would be required under the proxy rules of the SEC, including the written consent of the nominee to serve as a director, if elected, and the name and address of the stockholder making the nomination as well as the number of shares of stock owned by such stockholder. In the case of other proposed business, the notice must set forth a brief description of each matter proposed, the name and address of the stockholder proposing the matter, the number of shares of stock owned by such stockholder and any material interest of such stockholder in such matter.

     Nevada law provides that a merger or consolidation, sale or similar transaction involving all or substantially all of the Company's assets, the issuance of securities having an aggregate value equal to 5% or more of the aggregate market of all outstanding shares of the corporation or the reclassification, recapitalization or similar transaction involving an "interested stockholder" (as defined), within three years after the stockholder became interested, cannot be completed unless such transaction is approved by the Board of Directors of the Company. After the expiration of three years after a person becomes an interested stockholder, a transaction cannot be completed with the interested stockholder unless it is approved by the Board of Directors or a majority of the outstanding voting power not beneficially owned by the interested stockholder, unless certain "fair price" provisions are met. Such fair price provisions generally require that the amount of cash and the market value of the consideration of the cash to be received per share by all holders of the outstanding Common Stock of the Company not beneficially owned by the interested stockholder be at least equal to the higher of the price per share paid by the interested stockholder or the market value on the date of announcement of the proposed combination. For purposes of these provisions, an interested stockholder is one who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation.

     The foregoing provisions may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions may tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

Indemnification of Officers and Directors; Limitation of Liability

     The Company's articles of incorporation and bylaws provide for indemnification of the Company's officers and directors to the fullest extent permitted by the Nevada corporation law, which provides for indemnification for damages, including costs and attorney's fees, incurred in any pending or completed action by reason of the fact that such person was an officer or director of the Company if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company. The Company's articles of incorporation contain a provision that limits the personal liability of the Company's directors or officers for damages for breach of fiduciary duty as a director or officer, except for damages resulting from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of dividends in violation of statute. The effect of this provision is to eliminate the rights of the Company and its stockholders to recover money damages against a director or officer for breach of fiduciary duty of care except in certain circumstances. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of fiduciary duty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registrar and Transfer Agent

     The registrar and transfer agent of the Company's securities is Fidelity Transfer Company, 357 South 200 East, Salt Lake City, Utah 84111, telephone
(801) 355-7177.


                              SELLING STOCKHOLDERS

     The following table provides certain information, as of the date of this prospectus, respecting the Selling Stockholders, the shares of Common Stock to be sold by them and to be held by them following the offering, assuming the sale of all offered shares. The total shares owned for each Selling Stockholder gives effect to (a) the issuance of 17,500 shares of Common Stock on the conversion of shares of Company Preferred Stock; (b) the issuance of 250,334 shares of Common Stock on the exercise of Options; (c) the issuance of 309,194 shares of Common Stock on the exercise of Warrants, and (d) the issuance of 25,000 shares of Common Stock in consideration of services.

     The Selling Stockholders named below confirmed at the time they acquired the Company Preferred Stock, the FX Producing Preferred Stock, the Options and the Warrants that such securities were acquired for investment purposes only and without a view toward their resale and acknowledged the existence of restrictions on resale applicable to such securities. Such Selling Stockholders can sell such securities only in limited circumstances. The Company is not aware of any intention by any Selling Stockholder to sell such Company Preferred Stock, Options or Warrants prior to their conversion or exercise. This offering relates only to the sale of shares of Common Stock held or to be held by the Selling Stockholders named in the following table. If a Selling Stockholder sells the Company Preferred Stock, Options or Warrants held by such Selling Stockholder prior to converting or exercising such securities into shares of Common Stock, such shares of Common Stock will not be registered and may not be resold pursuant to this offering.


                                                                                     Shares Owned After
                             Shares Owned Prior to the Offering(1)                      the Offering
                         Common     Company                              Shares to
Selling Stockholders     Stock(2)  Preferred(3) Warrants(4)  Options(5)  be Offered   Amount   Percent

Abrasive & Tool
  Specialties Employees      4,000            -            -          -        4,000        -         -
  Profit Sharing Trust
Joseph W. Albright, Jr.,     4,500            -            -          -        4,500        -         -
  Trustee
Alpine Securities Co.            -            -        2,500          -        2,500        -         -
Mitchel C. Anderson            187            -            -          -          187        -         -
B&B Production Co.          69,602            -            -          -       69,602        -         -
Ballou Ventures, Ltd.(6)     6,848            -            -          -        6,848        -         -
Michael L. Ballou            8,926            -            -          -        8,926        -         -
Robert L. & Trenna J.
  Ballou JTWROS(6)           3,414            -            -          -        3,414        -         -
Gregory Barnett              2,000            -            -          -        2,000        -         -
Andy S. Berman              15,600            -            -          -       15,600        -         -
Bernice Berman(7)           89,782            -            -          -       89,782        -         -
The Estate of John S.
  Berman(7)                 37,919            -            -          -       37,919        -         -
Ronald J. Berman           120,000            -            -          -      120,000        -         -
Bohemian Travel              2,000            -            -          -        2,000        -         -
Roger Bonahoom              21,356            -            -          -       21,356        -         -
Glenn C. Brown(8)              884            -            -          -          884        -         -
Glenn C. Brown and Cecil
  A. Brown JTWROS (8)        2,048            -            -          -        2,048        -         -
George B. Bullock, Jr.,
  IRA Rollover              10,000            -            -          -       10,000        -         -

Daniel S. and Louise S.     10,833            -            -          -       10,833        -         -
  Cafolla(9)
Tony Church                  1,000            -            -          -        1,000        -         -
Horace I. Coward             3,682            -            -          -        3,682        -         -
Robert I. Coward            50,000            -            -    200,000      250,000        -         -
CPM Construction            15,000            -            -          -       15,000        -         -
Dan Cafolla & Associates
  Inc. Profit Sharing       18,719            -            -          -       18,719        -         -
  Plan(9)
James E. and Helen L.       10,000            -            -          -       10,000        -         -
  Danchulis
Candy Dennewitz              2,500            -            -          -        2,500        -         -
Robert Detwiler              5,000            -       20,000          -       25,000        -         -
Marc Eller                  33,042            -            -          -       33,042        -         -
Robert J. Elsinger
  and Janet Warner           5,110            -            -          -        5,110        -         -
Essex Special Growth LT     22,000            -            -          -       22,000        -         -
EV Marathon Gold &
  Natural Resources Fund    50,000            -            -          -       50,000        -         -
Everen Clearing Corp.
  fbo Klaus Genssler IRA    12,500            -            -          -       12,500        -         -
  Rollover
F.J. Easton & Co. Pty.      70,000            -            -          -       70,000        -         -
  Ltd.
Richard Fechtor                  -            -       15,000          -       15,000        -         -
Sheldon Fechtor                  -            -       15,000          -       15,000        -         -
Peter D. Fenton                  -            -       10,000          -       10,000        -         -
Fenway Advisory Group        5,000            -            -          -        5,000        -         -
Laurence Flood                   -            -      100,000          -      100,000        -         -
Robert E. Garrison II            -            -            -     40,000       40,000        -         -
Rolf Genssler               12,500            -            -          -       12,500        -         -

Angie L. Giauque               168            -            -          -          168        -         -
Brent J. Giauque            17,500            -            -          -       10,000    7,500         *
Christopher K. Giauque       1,166            -            -          -          666      500         *
James A. Giauque, Jr.        1,810            -            -          -        1,310      500         *
Jennifer A. Giauque            333            -            -          -          333        -         -
Kent A. Giauque              3,000            -            -          -        1,000    2,000         *
Kent A. Giauque,
  custodian for                833            -            -          -          333      500         *
  Jessica J. Giauque
Kirk H. Gibson, Trustee     15,000            -            -          -       15,000        -         -
G. R. Goodwin               15,940            -            -          -       15,940        -         -
Dr. Wojciech Gorecki        30,000            -            -          -       30,000        -         -
Peter Green                  6,000            -            -          -        6,000        -         -
Lloyd A. Hardcastle          5,500            -            -          -        3,500    2,000         *
Ann W. Harney                1,841            -            -          -        1,841        -         -
Sue M. Harris               20,000            -            -          -       20,000        -         -
Titus H. Harris III         10,000            -            -          -       10,000        -         -
Hausmann Holdings           86,000            -            -          -       86,000        -         -
Douglas Dee Heiner           3,500            -            -          -        1,000    2,500         *
Marek Hoffman                5,000            -            -          -        5,000        -         -
Bruce F. Israel             37,176            -            -          -       37,176        -         -
Daniel L. Israel            37,026            -            -          -       37,026        -         -
J.R. Bacon Drilling,        25,453            -            -          -       25,453        -         -
  Inc.
KAL Investments              2,000            -            -          -        2,000        -         -
William S. Kmon             14,243            -            -          -       11,243    3,000         *
Whitney Tate Krueger         5,000            -            -          -        5,000        -         -
  UGMA
Joseph W. Kryla             10,000            -            -          -       10,000        -         -
Jack Kusaba                  1,500            -            -          -          500    1,000         *
Peter J. Lagemann PMW

  Bruckmann Tr.(10)         41,167            -            -          -       41,167        -         -
Peter J. Lagemann(10)       13,000            -            -          -       13,000        -         -
James Lawrence              11,111            -            -          -       11,111        -         -
Chris Lawson                15,000            -            -          -       15,000        -         -
Sanford J. Lewinthal,        1,093            -            -          -        1,093        -         -
  as agent
Charles K. Ligon           105,000            -            -          -      105,000        -         -
Marilyn L. Little            3,686            -            -          -        3,686        -         -
Alex B. Lovejoy Trust        3,333            -            -          -        3,333        -         -
Donald W. Lovejoy Trust,
  Gray Seifert & Co.,
  Inc., as agent for        19,333            -            -          -        3,333   16,000         -
  Lisa Woodward, Trustee
Karen D. Lovejoy, Gray
  Seifert & Co., Inc.,      10,000            -            -          -       10,000        -         -
  as agent
Robert M. Lovejoy            3,333            -            -          -        3,333        -         -
Winifred Lovejoy Trust,
  Gray Seifert & Co.,       16,667            -            -          -       16,667        -         -
  Inc., as agent
Holly Lowry                  2,500            -            -          -        2,500        -         -
Theodore L. McCaugherty     25,000            -            -          -       25,000        -         -
  IRA
Lawrence McGary                  -            -       67,000          -       67,000        -         -
Peter Z. Michael            10,428            -            -          -       10,428        -         -
MML Management, Ltd.(11)   319,325            -       43,194          -      362,519        -         -
Frederick R. Mueller       124,100            -            -          -      124,100        -         -
Robert Mueller               5,000            -            -          -        5,000        -         -
Iwao Nakatani               28,000            -            -          -        4,000   24,000         *
National Australia         374,864            -       36,500          -      411,364        -         -
  Trustees(11)

Denny Nestripke              1,500            -            -          -        1,500        -         -
The New Discovery Fund      25,000            -            -          -       25,000        -         -
NML Nominees (Canaberra)
  Limited Mullens
  Highland Equity Fund      42,500            -            -          -       42,500        -         -
Keith Painter                3,686            -            -          -        3,686        -         -
Larry Papier                14,500            -            -          -       14,500        -         *
Permanent Trustee
  Company Ltd. Trust
  Account c/o Mullens       18,000            -            -          -       18,000        -         -
Harry S. Peterson, Jr.      15,000            -            -          -       15,000        -         -
William S. Peterson         14,097            -            -          -       14,097        -         -
Petresearch                 27,500            -            -          -       27,500        -         -
  International,
  Inc.(11)
Joseph M. Pierce             8,526            -            -          -        8,526        -         -
Norman Prouty               80,000            -            -          -       80,000        -         -
Rumsey Royalty Trust        25,000            -            -          -       25,000        -         -
  (12)(13)
Thair Schneiter              6,000            -            -          -        2,000    4,000         *
Roy Schoeman                25,000            -            -          -       25,000        -         -
Trust FBO Grant G.          20,000            -            -          -       20,000        -         -
  Simmons, III
David E. Simpson             4,419            -            -          -        4,419        -         -
Stanley M. Smith(14)         6,000        5,000            -          -        5,000    6,000         -
Cameron O. Smith             2,917            -            -          -        2,917        -         -
Robert A. Sprotte           23,042            -            -          -       23,042        -         -
Tom Stahl                    7,176            -            -          -        7,176        -         -
Charles M. Strain           25,000            -            -          -       25,000        -         -
Emily Harris Todd           10,000            -            -          -       10,000        -         -
Beth Tolbert                 1,474            -            -          -        1,474        -         -

Walter E. Uhlman            47,800            -            -          -       37,000   10,800         *
Eugene Vivo                      -       12,500            -          -       12,500        -         -
Mark S. Wagner              25,000            -            -          -       25,000        -         -
Bruce Watts                  7,371            -            -          -        7,371        -         -
Witold Andrzej Weil          5,000            -            -          -        5,000        -         -
Westergaard Publishing       3,000            -            -          -        3,000        -         -
The Wood River Trust       375,000            -            -          -      375,000        -         -
  (11)(12)
Kelly Hoa Yang                 800            -            -          -          500      300         *
Paul R. Yoder, Jr.          12,500            -            -          -       12,500        -         -
Leonardo Zangani                 -            -            -     10,334       10,334        -         -

TOTAL                    3,096,689       17,500      309,194    250,334    3,593,117    80,600        *

[FN]
* Less than one percent.
(1)  Shares owned prior to the offering include all shares of Common Stock and underlying securities  convertible or exercisable into shares of Common
  Stock owned by the Selling Stockholder.   Shares owned after the offering
  assume the sale of all shares of Common Stock offered pursuant to this offering. Percentage figures respecting the securities owned after the offering give effect to the conversion of all Company Preferred Stock and the exercise of all Warrants and Options by the Selling Stockholders.
(2) Includes (i) 1,322,248 shares of Common Stock issued on conversion of a like number of shares of FX Producing Preferred Stock, including shares of FX Producing Preferred Stock issued as dividends on the outstanding FX Producing Preferred Stock prior to conversion; (ii) 667,500 shares of Common Stock issued on conversion of a like number of shares of Company Preferred Stock; and (iii) 65,000 shares of Common Stock issued on exercise of Options.
(3) Shares of Company Preferred Stock are convertible into shares of Common Stock at the rate of one share of Common Stock for each share of Company Preferred Stock held. Such shares of Company Preferred Stock must be converted into shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(4) The Warrants are exercisable into shares of Common Stock at a weighted exercise price of $2.07 per share. Such Warrants must be exercised to purchase shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(5) The Options are exercisable into shares of Common Stock at an exercise price of from $1.50 to $3.00 per share. Such Options must be exercised to purchase shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(6) Robert Ballou is a partner in Ballou Ventures, Ltd. and is deemed to be the beneficial owner of the shares held by Ballou Ventures, Ltd.
(7) Bernice Berman is deemed to be the beneficial owner of the shares held by the estate of John S. Berman.
(8)  Glen C. Brown also hold 2,000 shares of Common Stock jointly with
  Cecil A. Brown.
(9) Daniel Cafolla is deemed to be the beneficial owner of the shares held by Dan Cafolla & Associates, Inc., Profit Sharing Plan.
(10) Peter J. Lagemann is deemed to be the beneficial owner of the shares held by Peter J. Lagemann PMW Bruckmann Tr.
(11) Gives effect to the issuance of up to 25,000 shares of Common Stock in consideration for services.
(12) Taking into account the number of shares of Common Stock held by the Selling Stockholder and the number of shares of Common Stock issuable on conversion or exercise of underlying securities held by the Selling Stockholder, the Selling Stockholder is the beneficial holder of 5% or more of the issued and outstanding shares of Common Stock of the Company. See "ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the 1995 Form 10-KSB.
(13) The Wood River Trust and Rumsey Royalty Trust are affiliates of
  Sunshine Pacific.
(14) Includes 6,000 shares of Common Stock held by B&S Partners of which
  Mr. Smith is a general partner.


                              PLAN OF DISTRIBUTION
General

     This Prospectus relates to the public offer and sale by the Selling Stockholders of an aggregate of 3,593,117 shares of Common Stock of the Company consisting of (i) 650,500 shares Common Stock issued or issuable on conversion of the same number of shares of Company Preferred Stock; (ii) 1,177,045 shares of Common Stock issued on conversion of the same number of shares of 1994 8% Payable in Cash or in Kind Cumulative Convertible Preferred Stock of FX Producing Company, Inc., a wholly owned subsidiary of the Company; (iii) 250,334 shares of Common Stock issuable on exercise of outstanding options at a weighted average exercise price of $2.16 per share; (iv) 309,194 shares of Common Stock issuable on exercise of Common Stock purchase warrants at a weighted average exercise price of $2.07 per share; (v) 1,376,044 shares of Common Stock now outstanding; and (vi) 25,000 shares of Common Stock issuable in consideration of services. See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" above.

Sale of Common Stock

     The Common Stock to be sold by the Selling Stockholders may be sold by them, from time to time, in the over-the-counter market through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent, directly to purchasers in transactions negotiated by the Selling Stockholders or pursuant to Rule 144 or another exemption from registration. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders, and any dealers or brokers that participate in the distribution of the Common Stock, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any profit on the sale of Common Stock by them and any discounts, commissions, or concessions received by any such dealers or brokers may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Common Stock may be sold by the Selling Stockholders from time to time in one or more transactions at a fixed offering price, which may be changed, or at prices that may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. The Company will pay expenses of this offering incident to the offering and sale of the Common Stock to the public, other than commissions and discounts of dealers or brokers. The Company does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the Common Stock.

Effect of Offering on Market

     The trading volume of the Common Stock in the over-the-counter market is limited. The sale or potential for sale of the 3.8 million shares of Common Stock to be sold in this offering may have a depressive effect on the trading price for such securities. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1995 Form 10-KSB.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of December 31, 1995, and for the year then ended, incorporated by reference into this prospectus have been incorporated herein in reliance upon the reports of Coopers & Lybrand, L.L.P., independent accountants, given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of the Company for the year ended December 31, 1994, incorporated by reference into this prospectus have been incorporated herein in reliance upon the report of Barker & Folsom, certified public accountants, given upon the authority of such firm as experts in accounting and auditing.

     The estimates of oil and gas reserves of the Company respecting its properties are included herein in reliance upon the authority of Larry D. Krause, petroleum engineering consultant, Billings, Montana, in reliance upon his authority as an expert in petroleum engineering.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on form S-3 under the Securities Act of 1933, as amended. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference hereby is made. Each statement made in this prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement and its exhibits, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and its exhibits at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC at http://www.sec.gov.


- --------------------------------

         TABLE OF CONTENTS                         FRONTIER OIL
                                                EXPLORATION COMPANY
- --------------------------------

Section                    Page

Prospectus Summary............3
Risk Factors..................6
Capitalization...............17
No Net proceeds..............17            3,593,117 Shares of Common Stock
Dilution.....................18
Certain Recent Events........18
Description of Securities....19
Selling Stockholders.........22
Plan of Distribution.........25
Experts......................26
Additional Information.......27

  No dealer, salesman, or other            ---------------------------------
person has been authorized in
connection with this offering to give                PROSPECTUS
any information or to make any
representation other than as               ---------------------------------
contained in this prospectus and, if
made, such information or
representation must not be relied on
as having been authorized by the
Company.  This prospectus does not
constitute an offer to sell or the
solicitation of an offer to buy any
securities covered by this prospectus
in any state or other jurisdiction to
any person to whom it is unlawful to
make such offer or solicitation in
such state or jurisdiction.


                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


             ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following are the estimated expenses in connection with the securities being registered:


            Securities and Exchange Commission registration fee            $ 3,667
            Attorneys' fees                                                 20,000
            Accountants' fees                                                5,000
            State "blue sky" fees and expenses (including
              attorneys' fees)                                               2,000
            Printing expenses                                                2,000
            Miscellaneous                                                    2,333

                  Total                                                    $35,000
                                                                           =======


All expenses with the exception of the Securities and Exchange Commission registration fee are estimates.


              ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Sections 78.037 and 78.751 of the Nevada Revised Statutes and Article VI of the Registrant's Articles of Incorporation provide for indemnification of the Registrant's directors in a variety of circumstances, which include liabilities under the Securities Act of 1933, as amended.


                               ITEM 27.  EXHIBITS
Exhibits

    The following exhibits are included as part of this report:

              SEC
Exhibit    Reference
 Number     Number                     Title of Document                       Location

Item 3.               Articles of Incorporation and Bylaws

3.01           3      Restated and Amended Articles of  Incorporation      Incorporated by
                                                                           Reference(1)
3.02           3      Bylaws                                               Incorporated by
                                                                           Reference(1)

Item 4.               Instruments Defining the Rights of Security
                      Holders

4.01           4      Specimen Stock Certificate                           Incorporated by
                                                                           Reference(1)
4.02           4      Designation of Rights, Privileges, and Preferences   Incorporated by
                      of 1993 Series Preferred Stock of Frontier Oil       Reference(1)
                      Exploration Company

Item 5.               Opinion Regarding Legality

5.01        5 & 23    Opinion of Kruse, Landa & Maycock, L.L.C.            This Filing

Item 10.              Material Contracts

10.01         10      Purchase and Sale Agreement between B&B Production   Incorporated by
                      Company and FX Producing Company, Inc., dated        Reference(1)
                      April 1, 1994, regarding purchase of B&B/JRB
                      Assets
10.02         10      Purchase and Sale Agreement between J.R. Bacon       Incorporated by
                      Drilling, Inc., and The Supply Store Company and     Reference(1)
                      FX Drilling Company, Inc., regarding purchase of
                      B&B/JRB Assets
10.03         10      Real Property Exchange Agreement between Frontier    Incorporated by
                      Oil Exploration Company, FX Drilling Company,        Reference(1)
                      Inc., FX Producing Company, Inc., and B&B
                      Production and J.R. Bacon Drilling, Inc., dated
                      June 8, 1994, regarding purchase of B&B/JRB Assets
10.04         10      Exchange Escrow Agreement between FX Producing       Incorporated by
                      Company, Inc., and B&B Production, Inc., and First   Reference(1)
                      State Bank of Shelby, dated June 8, 1994,
                      regarding escrow of cash and FX Producing
                      preferred stock in relation to the purchase of
                      B&B/JRB Assets
10.05         10      Addendum dated July 21, 1994, to the Exchange        Incorporated by
                      Escrow Agreement dated June 8, 1994                  Reference(1)
10.06         10      Loan Agreement dated June 7, 1994, by and between    Incorporated by
                      Bank One, Texas, N.A., and FX Producing Company,     Reference(1)
                      Inc.
10.07         10      Promissory Note dated June 7, 1994, in the           Incorporated by
                      original principal amount of $5,000,000 payable by   Reference(1)
                      FX Producing Company, Inc., to Bank One, Texas,
                      N.A.
10.08         10      Guaranty dated June 7, 1994, by Frontier Oil         Incorporated by
                      Exploration Company for the benefit of Bank One,     Reference(1)
                      Texas, N.A., relating to the Bank Loan
10.09         10      Stock Pledge Agreement dated June 7, 1994, between   Incorporated by
                      Frontier Oil Exploration Company and Bank One,       Reference(1)
                      Texas, N.A., relating to pledge of common stock of
                      FX Producing Company, Inc.
10.10         10      Deed of Trust, Security Agreement, Financing         Incorporated by
                      Statement and Fixture Filing dated June 7, 1994,     Reference(1)

                      between FX Producing Company, Inc., as grantor,
                      Arthur R. Gralla, as trustee, and Bank One, Texas,
                      N.A., as grantee, relating to Nevada properties
10.11         10      Deed of Trust, Mortgage, Security Agreement,         Incorporated by
                      Financing Statement, and Assignment of Production    Reference(1)
                      dated June 7, 1994, between FX Producing Company,
                      Inc., as mortgagor and debtor, Arthur R. Gralla,
                      as trustee, and Bank One, Texas, N.A., as
                      mortgagee and secured party, relating to Montana
                      properties
10.12         10      Transfer Order Letter executed June 7, 1994,         Incorporated by
                      between FX Producing Company, Inc., and Bank One,    Reference(1)
                      Texas, N.A., relating to production from producing
                      properties of FX Producing Company, Inc.
10.13         10      Promissory Note dated June 7, 1994, in the           Incorporated by
                      original principal amount of $1,385,000 payable by   Reference(1)
                      Frontier Oil Exploration Company to FX Producing
                      Company, Inc.
10.14         10      Collateral Transfer of Note dated June 7, 1994, by   Incorporated by
                      FX Producing Company, Inc., and Bank One, Texas,     Reference(1)
                      N.A., relating to transfer of promissory note of
                      Frontier Oil Exploration Company
10.15         10      Form of Employment Agreement between R.L. Brown,     Incorporated by
                      J.R. Bacon, and L. Bacon and Frontier Oil            Reference(1)
                      Exploration Company
10.16         10      Exchange Agreement between Charles C. Rumsey,        Incorporated by
                      Sunshine Pacific Corporation, A&C Associates, the    Reference(1)
                      Rumsey Royalty Trust, and the Wood River Trust
                      dated June 7, 1994, regarding issuance of 500,000
                      shares of Common Stock in exchange for interests
                      in the Basin & Range Project
10.17         10      Assignment and Assumption dated June 7, 1994,        Incorporated by
                      between Charles C. Rumsey, Jr., Sunshine Pacific     Reference(1)
                      Corp., A&C Associates, The Rumsey Royalty Trust,
                      The Wood River Trust and Frontier Oil Exploration
                      Company
10.18         10      Investor's Rights Agreement dated June 7, 1994,      Incorporated by
                      between Frontier Oil Exploration Company , Charles   Reference(1)
                      C. Rumsey, Jr., Sunshine Pacific Corp., A&C
                      Associates, The Rumsey Royalty Trust, and The Wood
                      River Trust
10.19         10      Warrant to purchase 150,000 shares of Common Stock   Incorporated by
                      at $1.10 issued to George E. Dullnig & Co.           Reference(1)
10.20         10      Form of Warrant to Purchase Shares of Common Stock   Incorporated by
                      at $1.65 with related schedule of optionees          Reference(1)
10.21         10      Employment Agreements between Frontier Oil           Incorporated by
                      Exploration Company  and each of David Pierce and    Reference(1)
                      Andrew Pierce, effective January 1, 1995 *
10.22         10      Form of Stock Option with related schedule (D.       Incorporated by
                      Pierce, A. Pierce, and Others) *                     Reference(1)
10.23         10      1994 Employee Incentive Plan *                       Incorporated by
                                                                           Reference(1)
10.24         10      Form of Stock Option granted to D. Pierce and A.     Incorporated by
                      Pierce*                                              Reference(1)
10.25         10      Crude Oil Purchase Contract dated March 16, 1994     Incorporated by
                      between Petro Source Partners, Ltd., and B&B         Reference(1)
                      Production Company
10.26         10      Amended Crude Oil Purchase Contract dated August     Incorporated by
                      15, 1994, between FX Drilling Company, Inc., and     Reference(1)
                      Petro Source Partners, Ltd.
10.27         10      Agreement effective May 1, 1994 between J.R. Bacon   Incorporated by
                      Drilling, Inc. and Crysen Refining, Inc.             Reference(1)
10.28         10      Amended Agreement Letter dated June 30,1994,         Incorporated by
                      between FX Drilling Company, Inc. and Crysen         Reference(1)
                      Refining, Inc.
10.29         10      Agreement dated July 8, 1994 between FX Drilling     Incorporated by
                      Company, Inc. and CENEX, Inc., regarding Crude Oil   Reference(1)
                      Purchase Contract.
10.30         10      Agreements between FX Producing and each of Jerry    Incorporated by
                      R. Bacon and Roy Brown dated December 2, 1994        Reference(1)
10.31         10      Preliminary Agreement between Frontier Oil           Incorporated by
                      Exploration Company and the Ministry of              Reference(1)
                      Environmental Protection, Natural Resources and
                      Forestry dated February 10, 1995, with translation
                      thereof
10.32         10      Agreement between Frontier Oil Exploration Company   Incorporated by
                      and Roy L. Brown, Jerold R. Bacon, and Laura A.      Reference(1)
                      Bacon dated February 7, 1995
10.33         10      Supplemental Agreement between FX Producing,         Incorporated by
                      Frontier Oil Exploration Company, Roy L. Brown,      Reference(1)
                      and Jerold R. Bacon dated February 27, 1995
10.34         10      Mining Usufruct Agreement between the State          Incorporated by
                      Treasury of the Republic of Poland and Frontier      Reference(3)
                      Poland Exploration and Producing Company, Sp.z
                      o.o. dated August 22, 1995
10.35         10      Amendment No. 1 to Mining Usufruct Agreement         Incorporated by
                                                                           Reference(4)
10.36         10      Frontier Oil Exploration Company 1995 Stock Option   Incorporated by
                      and Award Plan*                                      Reference(4)
10.37         10      Form of Non-Qualified Stock Option with related      Incorporated by
                      schedule*                                            Reference(4)
10.38         10      Non-Qualified Stock Option granted to Robert I.      Incorporated by
                      Coward*                                              Reference(4)
10.39         10      Letter Agreement dated effective August 3 , 1995,    Incorporated by
                      between Lovejoy Associates, Inc., and Frontier Oil   Reference(4)
                      Exploration Company re: Financial Consulting
                      Engagement*
10.40         10      Loan Agreement between Thomas B. Lovejoy and         Incorporated by
                      Frontier Oil Exploration Company                     Reference(4)
10.41         10      Letter Agreement dated effective August 3, 1995,     Incorporated by
                      between Lovejoy Associates, Inc., and Frontier Oil   Reference(4)
                      Exploration Company re: Indemnification
10.42         10      Non-Qualified Stock Option granted to Thomas B.      Incorporated by
                      Lovejoy*                                             Reference(4)
10.43         10      Form of Amendment No. 1 to Loan Agreement dated      Incorporated by
                      June 7, 1994, by and between FX Producing Company,   Reference(5)
                      Inc., and Bank One, Texas, N.A.
10.44         10      Amendment No. 2 to Loan Agreement dated June 7,      Incorporated by
                      1994, by and between FX Producing Company, Inc.,     Reference(5)
                      and Bank One, Texas, N.A.
10.45         10      Form of Concession dated December 20, 1995,          Incorporated by
                      relating to concessions granted pursuant to the      Reference(5)
                      Mining Usufruct Agreement, with related schedule
10.46         10      Agreement dated April 16, 1996, between Frontier     Incorporated by
                      Poland Exploration and Producing Company Sp. Z o     Reference(6)
                      o. and RWE-DEA Aktiengesellschaft fur Mineraloel
                      und Chemie, including exhibits, relating to Poland
                      Concession
10.47         10      Joint Study Agreement dated May 21, 1996, between    Incorporated by
                      FX Energy (Frontier Oil Exploration Company) and     Reference(7)
                      the Polish Oil and Gas Company, including
                      appendix, relating to joint study of area of
                      interest.
10.48         10      Amendments to Employment Agreements between          Incorporated by
                      Frontier Oil Exploration Company  and each of        Reference(8)
                      David Pierce and Andrew Pierce, effective May 30,
                      1996 *
10.49         10      Employment Agreement between Frontier Oil            Incorporated by
                      Exploration Company and Jerzey M. Maciolek           Reference(8)
10.50         10      Amendment No. 3 to Loan Agreement dated June 7,      Incorporated by
                      1994, by and between FX Producing, Inc., and Bank    Reference(8)
                      One, Texas, N.A.

Item 23.              Consents of Experts and Counsel

23.01         23      Consent of Barker & Folsom, previous Company         This Filing
                      auditors
23.02         23      Consent of Coopers & Lybrand L.L.P., Company         This Filing
                      auditors
23.03         23      Consent of  Kruse, Landa & Maycock, L.L.C.,          This Filing
                      counsel to the Company                               (See Item 5)
23.04         23      Consent of Larry D. Krause, Petroleum Engineer       This Filing

Item 24.              Power of Attorney

24.01         24      Power of Attorney                                    This Filing See
                                                                           Signature Page

[FN]
*Identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit.
(1)Incorporated by reference from the registration statement on Form SB-2, SEC File No. 33-88354-D.
(2)Incorporated by reference from the report on Form 8-K dated August 16, 1995.
(3)Incorporated by reference from the report on Form 8-K dated August 22, 1995.
(4)Incorporated by reference from the quarterly report on Form 10-Q for the quarter ended September 30, 1995.
(5)Incorporated by reference from the annual report on Form 10-KSB for the year ended December 31, 1995.
(6)Incorporated by reference from the current report on Form 8-K dated May 3, 1996.
(7)Incorporated by reference from the current report on Form 8-K dated May 21, 1996.
(8)Incorporated by reference from the registration statement on Form S-1, SEC File No. 333-05583.


                             ITEM 17.  UNDERTAKINGS

Filings Incorporating Subsequent Exchange Act Documents by Reference (Regulation S-K, Item 512(b))

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Incorporated Annual and Quarterly Reports (Regulation S-K, Item 512(e))

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of rule 14a-3 or rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by article 3 of regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Rule 415 Offerings:  Post-Effective Amendments (Regulation S-K, Item 512(a))

     The undersigned Registrant will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information in the plan of distribution.

         (2) For the purpose of determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

Indemnification (Regulation S-K, Item 512(h))

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned in the city of Salt Lake City, state of Utah, on the 16th day of July, 1996.

                                   FRONTIER OIL EXPLORATION COMPANY
                                   (Registrant)


                                   By /s/ David N. Pierce
                                     ----------------------------
                                     David N. Pierce, President


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David N. Pierce with power of substitution, as his attorney-in-fact for him, in all capacities, to sign any amendments to this Registration Statement and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities stated on the 16th day of July, 1996.



  /s/ David N. Pierce
- ------------------------------
David N. Pierce, Director and
President
(Principal Executive and
Financial Officer)

  /s/ Andrew W. Pierce
- ------------------------------
Andrew W. Pierce, Director,
Vice-President and
Secretary (Principal
Operations Officer)

  /s/ Thomas B. Lovejoy
- ------------------------------
Thomas B. Lovejoy, Director


  /s/ Peter L. Raven
- ------------------------------
Peter L. Raven, Director


  /s/ Scott J. Duncan
- ------------------------------
Scott J. Duncan, Director


  /s/ James A. Giauque, III
- ------------------------------
James A. Giauque III,
Controller